SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 'Blocklisting'



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:   The FSA

Date: 31 October 2006


Name of applicant: Prudential plc

Name of scheme: Prudential Executive Share Option Scheme

Period of return: From: 1 April 2006 To: 31 October 2006

Balance under scheme from previous return: 0 ordinary shares of 5p each

The amount by which the block scheme has

been increased, if the scheme has been

increased since the date of the last return: 0

Number of securities issued/allotted under

scheme during period: 0

Balance under scheme not yet issued/allotted

at end of period: 0

Number and class of securities originally

listed and the date of admission 839,096 RA Prudential plc - 2 October 2001,

3,007 Prudential plc - 26 October 2005

Total number of securities in issue at the end

of the period 2,444,217,433 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY Susan Henderson_____________________________________________

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2006


Name of applicant: Prudential plc

Name of scheme: M&G 1994 Executive Share Option Scheme

Period of return: From: 1 April 2006 To: 31 October 2006

Balance under scheme from previous return: 0 ordinary shares of 5p each

The amount by which the block scheme has

been increased, if the scheme has been

increased since the date of the last return: 0

Number of securities issued/allotted under

scheme during period: 0

Balance under scheme not yet issued/allotted

at end of period: 0

Number and class of securities originally

listed and the date of admission 204,307 RA Prudential plc 00008 - October 1999,

4,566 Prudential plc - 26 October 2005

Total number of securities in issue at the end

of the period 2,444,217,433 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2006


Name of applicant: Prudential plc

Name of scheme: M&G Limited 1992 Savings-Related Share Option Scheme

Period of return: From: 1 April 2006 To: 31 October 2006

Balance under scheme from previous return: 365,495 ordinary shares of 5p each

The amount by which the block scheme has

been increased, if the scheme has been

increased since the date of the last return: 0

Number of securities issued/allotted under

scheme during period: 0

Balance under scheme not yet issued/allotted

at end of period 365,495 ordinary shares of 5p each

Number and class of securities originally

listed and the date of admission 1,081,343 RA Prudential plc 00008 - October

1999

Total number of securities in issue at the end

of the period 2,444,217,433 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill. London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2006


Name of applicant: Prudential plc

Name of scheme: Prudential International Savings-Related Share Option Scheme

Period of return: From: 1 April 2006 To: 31 October 2006

Balance under scheme from previous return: 347,522 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 663,540

Number of securities issued/allotted under

scheme during period: 544,133 ordinary shares of 5p each

Balance under scheme not yet issued/allotted

at end of period 466,929 ordinary shares of 5p each

Number and class of securities originally

listed and the date of admission 100,000 RA Prudential plc - 2 October 2001,

400,000 Prudential plc - 26 October 2005,

310,540 Prudential plc - 2 June 2006, 353,000 Prudential plc - 15 August 2006

Total number of securities in issue at the end

of the period 2,444,217,433 ordinary shares of 5p each


Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2006


Name of applicant: Prudential plc

Name of scheme: Prudential Europe Management Services Sharesave Plan

Period of return: From: 1 April 2006 To: 31 October 2006

Balance under scheme from previous return: 1,153 ordinary shares of 5p each

The amount by which the block scheme has

been increased, if the scheme has been

increased since the date of the last return: 14,453

Number of securities issued/allotted under

scheme during period: 15,606

Balance under scheme not yet issued/allotted

at end of period: 0 ordinary shares of 5p each

Number and class of securities originally

listed and the date of admission 10,000 RA Prudential plc - 18 December 2001,

14,070

Prudential plc - 2 June 2006, 383 Prudential plc - 15 August 2006

Total number of securities in issue at the end

of the period 2,444,217,433 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY Susan Henderson

duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 October 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson
                                              Deputy Group Secretary